                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                             FORM 11-K


 [X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

           SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

 For the fiscal year ended December 31, 1993 and 1992

                                 OR

  [ ]              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
 THE
           SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

 For the transition period from
                                __________________________________
           to
 _________    ____________________________________________________
 Commission file number
                        __________________________________________

 ________________________________________________________________
      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        REQUIRED INFORMATION

      The following financial statements are furnished for the plan:

      1.     Financial  statements  and   schedules  prepared   in
 accordance with the financial reporting requirements of ERISA.

      2.   Exhibits

           Exhibit
           Number                   Description of Exhibit
           ______                   ______________________
             23 --   Consent of KPMG Peat Marwick LLP, Independent
                              Certified Public Accountants


                             SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

          Infinity Broadcasting Corporation Employees' 401(k) Plan
                                              (Name of Plan)

 Date



                                         Farid Suleman
                                         Vice President of Finance/
                                         Chief Financial Officer





                INFINITY BROADCASTING CORPORATION
                       EMPLOYEES' 401(k) PLAN

                 Financial Statements and Schedule

                     December 31, 1993 and 1992


            (With Independent Auditors' Report Thereon)





                  Independent Auditors' Report


The Trustees
Infinity Broadcasting Corporation
 Employees' 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of Infinity Broadcasting Corporation Employees' 401(k) Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


September 16, 1994





               INFINITY BROADCASTING CORPORATION
                     EMPLOYEES' 401(k) PLAN

      Statements of Net Assets Available for Plan Benefits

                   December 31, 1993 and 1992



                                                        1993        1992
                                                        ____        ____

Assets:
 Investments, at fair value (notes 3 and 4):
   Fidelity Money Market Fund                         $733,058     625,552
   Fidelity Intermediate Bond Fund                     399,326     257,979
   Fidelity Equity Income Fund                       1,165,956     546,146
   Fidelity Magellan Fund                            4,547,891   2,904,795
   Loans to participants                               211,759      69,593
                                                    __________   _________
                                                     7,057,990   4,404,065

 Guaranteed investment contracts, at contract
   value (notes 3 and 4)                               385,955     209,990
                                                    __________   _________
          Total investments                          7,443,945   4,614,055

 Contributions receivable - employees                   75,464      99,164
                                                    __________   _________

          Net assets available for plan benefits
           (notes 2d and 4)                         $7,519,409   4,713,219
                                                    __________   _________


See accompanying notes to financial statements.



                   INFINITY BROADCASTING CORPORATION
                         EMPLOYEES' 401(k) PLAN

                   Statements of Changes in Net Assets
                       Available for Plan Benefits

                 Years ended December 31, 1993 and 1992

                                                      1993        1992
                                                      ____        ____
 Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in fair
     value of investments                          $533,411    (168,986)
     Interest and dividends (notes 3 and 4)         508,883     467,948
                                                  _________    ________

                                                  1,042,294     298,962
 Contributions:
   Employees (note 1(c))                          2,334,405   1,196,782
                                                  _________   _________

       Total additions                            3,376,699   1,495,744
                                                  _________   _________
 Deductions from net assets attributed to:
   Benefits paid to participants                    570,509     345,239
                                                    _______     _______

       Total deductions                             570,509     345,239
                                                    _______     _______

       Net increase                               2,806,190   1,150,505

   Net assets available for benefits:
     Beginning of year                            4,713,219   3,562,714
                                                  _________   _________

     End of year                                 $7,519,409   4,713,219
                                                  _________   _________


 See accompanying notes to financial statements.


                  INFINITY BROADCASTING CORPORATION
                        EMPLOYEES' 401(k) PLAN

                    Notes to Financial Statements

                      December 31, 1993 and 1992




(1)Description of Plan

   The following brief description of the Infinity Broadcasting
   Corporation Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

       (a)General
       __________

       The Plan is a defined contribution plan available to all eligible employees of Infinity Broadcasting Corporation (the "Company"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan became effective January 1, 1988.

       (b)Eligibility
       ______________

       All employees of the Company, except members of collective bargaining units, become eligible to participate in the Plan on the January 1 coinciding with or following the date of attaining age 21.

       (c)Contributions
       ________________

       Employees

       Participants may elect to defer, in multiples of 2%, up to 20% of their compensation per pay period through payroll deductions. A participant's maximum annual tax-deferred contribution was limited to $8,994 and $8,726 for 1993 and 1992, respectively. This limitation is adjusted annually as provided by Section 402(g)(5) of the Internal Revenue Code. Participants may elect to contribute after-tax compensation in whole percentages, up to 10%. Participants may elect to allocate their contributions between a number of specified mutual funds, a money market fund and a guaranteed income fund, within the guidelines defined in the plan agreement.

       All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan's Administrative Committee.


       Employer

       The Company may make discretionary contributions to the Plan and such amounts may be allocated to the specified funds as determined by its Board of Directors for each plan year. The Company did not make any contributions to the Plan during 1993 and 1992.

       Subject to the limitation of Section 415(e) of the Internal
       Revenue Code, the maximum aggregate employee and employer contributions for each participant shall be the lesser of $30,000 or 25% of the participant's annual compensation.


                                                      (Continued)


               INFINITY BROADCASTING CORPORATION
                     EMPLOYEES' 401(k) PLAN

                  Notes to Financial Statements



(1), Continued

       (d)Participant Accounts

       Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, if any, and (b) the participant's share of the Plan's earnings or losses. Allocations are based on participant earnings or account balances, as defined.

       (e)Vesting

       A participant's interest in all voluntary and rollover contributions is fully vested and nonforfeitable at all times. All contributions by the Company that are allocated to a participant's account will become fully vested and nonforfeitable according to the following schedule, based on years of service (including service prior to the inception of the Plan):

               Years of service     Vested percentage
               ________________     _________________

               Less than 4 years                0%
               4 years but less than 5 years   50%
               5 years or more                100%

       In accordance with the provisions of the Plan, the aforementioned method and timing of vesting shall be revised if the Plan has been determined to be "top-heavy," as defined by the Internal Revenue Code.

       In addition, the participant will become fully vested in all contributions upon death or disability, as defined, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder.

       (f)Distributions
       ________________

       Withdrawals from a participant's after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter.

       Withdrawals from a participant's tax-deferred contribution account are permitted after the participant has reached age 59-1/2. In addition, a participant may make withdrawals upon termination of employment, death, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited to the participant's contributions without regard to earnings thereon.

                                                                 (Continued)


               INFINITY BROADCASTING CORPORATION
                     EMPLOYEES' 401(k) PLAN

                  Notes to Financial Statements




(1), Continued

       (f), continued

       Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account will be made in a single cash distribution or in substantially equal annual installments, as elected by the participant.

       Upon the death of a participant, distribution of the participant's vested account will be made to a designated beneficiary in a lump-sum no later than one year after the participant's death.

       Nonvested amounts which are forfeited as a result of participants terminating their employment for reasons other than retirement or death are allocated at the end of the plan year among those employees who are active members as of that date and who have completed a year of service.

       (g)Employee Loans

       Participants may obtain loans against their respective participant accounts. Each participant who has less than two loans outstanding from the Plan may request a loan. Upon approval by the Administrative Committee, the terms of the loan shall be agreed to by the participant and such committee. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a dwelling unit in which event the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by Chase Manhattan Bank as of the first day of the plan year in which the loan is made. Each loan is limited to the lesser of (a) $50,000 or (b) 50% of the participant's interest in the tax-deferred contribution account and the employer contribution account. Loans are subject to a minimum of $1,000.



(2)Summary of Significant Accounting Policies and Related Matters


       (a)Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.


       (b)Administration and Management of the Plan

       The general administration of the Plan and the responsibility for carrying out the provisions of the Plan have been placed with an Administrative Committee, which is comprised of at least one person appointed by the Board of Directors of the Company.


                                                      (Continued)


               INFINITY BROADCASTING CORPORATION
                     EMPLOYEES' 401(k) PLAN
                  Notes to Financial Statements



(2), Continued
       (b), continued

   Certain members of the management group of the Company act as trustees for the Plan. All investments are held by Fidelity Institutional Retirement Services Company ("Fidelity") and Metropolitan Life
   Insurance Company ("Metropolitan").

       (c)Investments

       The Fidelity funds are stated at fair value and are based on the values of the underlying securities at quoted market prices. Changes in the valuation of the funds during the year are reflected as net appreciation (depreciation) in the statement of changes in net assets available for plan benefits.

       The guaranteed investment contracts with Metropolitan are stated at cost plus accrued interest (contract value). For contributions made to this fund in 1993, these contracts earned interest at a guaranteed annual rate of approximately 7%. Funds deposited with Metropolitan are guaranteed against loss of principal, and the interest rate is subject to periodic adjustment by Metropolitan.

       Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       Participant loans are valued at cost which approximates fair value.

       (d)Reclassification
       ___________________
   Certain 1992 amounts have been reclassified to conform with the 1993 presentation.



(3)Investments
   The following table presents the Plan's investments at December 31, 1993 and 1992. Investments representing 5% or more of the Plan's net assets available for plan benefits are separately identified.





                                               1993             1992
                                      ____________________   _________________
                                         No. of              No. of
                                         shares     Amount   shares     Amount
                                         ______     ______   ______     ______
Investments at fair value:

  Fidelity Money Market Fund           733,058    $733,058  625,552   $625,552
  Fidelity Intermediate Bond Fund       37,043     399,326   24,782    257,979
  Fidelity Equity Income Fund           34,455   1,165,956   18,826    546,146
  Fidelity Magellan Fund                64,190   4,547,891   46,101  2,904,795
                                                 _________           _________
                                                 6,846,231           4,334,472

Guaranteed investment contracts
  Metropolitan Life Insurance
  Company                                 -        385,955      -      209,990
                                                   _______             _______

        Total investments                       $7,232,186           4,544,462
                                                 _________           _________

                                                                   (Continued)



		     INFINITY BROADCASTING CORPORATION
			   EMPLOYEES' 401(k) PLAN

		       Notes to Financial Statements



(4)Investment Allocation
	 Contributions are invested in Fidelity funds and a guaranteed investment fund. Investments are directed to each fund at the discretion
of the individual participant.	Changes in net assets available for plan
benefits for the years ended December 31, 1993 and 1992 by fund were as follows:


						 Year ended December 31, 1993
					     __________________________________
							 Fidelity funds
					     __________________________________
						     Inter-
					   Money     mediate   Equity
					   market      bond    income  Magellan
					   ______    ______    ______  ________
Additions to net assets
  attributed to:
     Interest and dividends		 $ 20,431    21,481    36,152	411,111
     Net appreciation
      in fair value of investments           -       14,611   123,554   395,246
					 _________   ______   _______	_______

					   20,431    36,092   159,706	806,357
Contributions:
   Employees				  167,486   153,884   642,103 1,196,261
					  _______   _______   _______ _________

     Total additions			  187,917   189,976   801,809 2,002,618
					  _______   _______   _______ _________

     Deductions from net assets
	attributed to:
	 Benefits paid to participants	   46,024    21,147   178,803	289,732
					   ______    ______   _______	_______



	   Total deductions		   46,024    21,147   178,803	289,732
					   ______    ______   _______	_______

Net increase prior to interfund
	transfers			  141,893   168,829   623,006 1,712,886

Interfund transfers			  (34,387)  (27,482)   (3,196)	(69,790)
					   ______   _______   _______  ________

Net increase				  107,506   141,347   619,810 1,643,096
					   ______   _______   _______  ________

Net assets available for benefits:

    Balance at December 31, 1992	  625,552   257,979   546,146 2,904,795
					  _______   _______   _______ _________

    Balance at December 31, 1993         $733,058   399,326 1,165,956 4,547,891
                                          _______   _______ _________ _________




						 Year ended December 31, 1993
					     __________________________________

				       Guaranteed    Partici-
				       Investment     pant
					  fund	      notes	Other	 Total
					  ____	      _____	_____	 _____


Additions to net assets
  attributed to:
     Interest and dividends		  19,708       -	  -	508,883
     Net appreciation
      in fair value of investments	    _	       _	  _	533,411
					_________ _________ _________ _________

					  19,708       -	  -   1,042,294
Contributions:
   Employees				 198,371       -     (23,700) 2,334,405
					_________ _________ _________ _________
     Total additions			 218,079       -     (23,700) 3,376,699
					_________ _________ _________ _________
     Deductions from net assets
	attributed to:
	 Benefits paid to participants	  34,803       -	  -	570,509
                                        _________ _________ _________ _________

	   Total deductions		  34,803       -	  -	570,509
					_________ _________ _________ _________

Net increase prior to interfund
	transfers			 183,276       -     (23,700) 2,806,190

Interfund transfers			  (7,311)  142,166	  -	   -
					_________ _________ _________ _________
Net increase				 175,965   142,166   (23,700) 2,806,190

Net assets available for benefits:

    Balance at December 31, 1992         209,990    69,593    99,164  4,713,219
                                         _______   _______  _________ _________

    Balance at December 31, 1993        $385,955   211,759    75,464  7,519,409
                                         _______   _______  _________ _________


								(Continued)


                                  6


		     INFINITY BROADCASTING CORPORATION
			   EMPLOYEES' 401(k) PLAN

                       Notes to Financial Statements

(4), Continued

                                                 Year ended December 31, 1992
					     __________________________________
							 Fidelity funds
					     __________________________________
                                                      Inter-
					   Money     mediate   Equity
					   market      bond    income  Magellan
					   ______    ______    ______  ________
Additions to net assets
  attributed to:
     Interest and dividends              $ 26,412    18,936    17,567   393,326
     Net appreciation
      in fair value of investments            -      (4,734)   44,369  (208,621)
                                         _________   ______   _______   _______

                                           26,412    14,202    61,936   184,705
Contributions:
   Employees                              133,459    75,549   174,123   694,426
					  _______   _______   _______ _________

     Total additions                      159,871    89,751   236,059   879,131
					  _______   _______   _______ _________

     Deductions from net assets
	attributed to:
         Benefits paid to participants     58,760    38,547    56,326   172,017
					   ______    ______   _______	_______

           Total deductions                58,760    38,547    56,326   172,017
					   ______    ______   _______	_______

Net increase prior to interfund
        transfers                         101,111    51,204   179,733   707,114

Interfund transfers                      (110,218)  (16,480)   23,354   103,158
					   ______   _______   _______  ________

Net increase/(decrease)                    (9,107)   34,724   203,087   810,272
					   ______   _______   _______  ________

Net assets available for benefits:

    Balance at December 31, 1991          634,659   223,255   343,059 2,094,523
					  _______   _______   _______ _________

    Balance at December 31, 1992         $625,552   257,979   546,146 2,904,795
                                          _______   _______   _______ _________



								(Continued)

                                                 Year ended December 31, 1992
                                            __________________________________

				       Guaranteed    Partici-
				       Investment     pant
					  fund	      notes	Other	 Total
					  ____	      _____	_____	 _____

Additions to net assets
  attributed to:
     Interest and dividends               11,707       -          -     467,948
     Net appreciation
      in fair value of investments          _          _          _    (168,986)
					_________ _________ _________ _________

                                          11,707       -          -     298,962
Contributions:
   Employees                              75,598       -      43,627  1,196,782
					_________ _________ _________ _________
     Total additions                      87,305       -          -   1,495,744
					_________ _________ _________ _________
     Deductions from net assets
	attributed to:
         Benefits paid to participants    19,589       -          -     345,239
                                        _________ _________ _________ _________

           Total deductions               19,589       -          -     345,239
					_________ _________ _________ _________

Net increase prior to interfund
        transfers                         67,716       -      43,627  1,150,505

Interfund transfers                      (20,189)   20,375        -        -
					_________ _________ _________ _________
Net increase                              47,527    20,375    43,627  1,150,505

Net assets available for benefits:

    Balance at December 31, 1991         162,463    49,218    55,537  3,562,714
                                         _______   _______  _________ _________

    Balance at December 31, 1992        $209,990    69,593    99,164  4,713,219
                                         _______   _______  _________ _________



               INFINITY BROADCASTING CORPORATION
                     EMPLOYEES' 401(k) PLAN

                  Notes to Financial Statements

(5)Termination or Amendment

   The Company intends to continue the Plan indefinitely, but reserves the right to change or terminate the Plan in the future. Upon termination of the Plan, all participant accounts at the date of such termination become 100% vested.


(6)Federal Income Taxes

   The Plan received a favorable determination letter from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code, and it is exempt from Federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. However, all qualified retirement plans must be amended by December 31, 1994 to comply with the changes in plan qualification requirements enacted by the Tax Reform Act of 1986 and all other tax laws and changes enacted through the Omnibus Budget Reconciliation Act of 1993. The Company is amending the Plan to conform with such requirements and the Plan will be submitted to the IRS for a new determination letter.


(7)Administrative Costs

All administrative costs are paid by the Company.


(8)Annual Return and Report on Form 5500

The following table presents a reconciliation of net assets available for benefits between the Plan's financial statements and its annual return and report on Form 5500:


                                                      December 31
                                                 ______________________


                                                    1993      1992
                                                    ____      ____

Per financial statements                         $7,519,409  4,713,219
Distributions payable to participants              (206,737)  (133,256)
                                                 __________  __________

Per Form 5500                                    $7,312,672  4,579,963
                                                 __________  __________

                                                      (Continued)


               INFINITY BROADCASTING CORPORATION
                     EMPLOYEES' 401(k) PLAN

                  Notes to Financial Statements




(8), Continued

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                       December 31
                                                   ____________________


                                                  1993            1992
                                                  ____            ____

Benefits paid to participants per
the financial statements                          $570,509      345,239
Add:  Amounts allocated to withdrawing
      participants at the end of the year          206,737      133,256
Less:  Amounts allocated to withdrawing
      participants at the beginning of the year    133,256       78,288
                                                   _______       ______

Benefits paid to participants per the Form 5500   $643,990      400,207
                                                   _______      _______


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.



(9)Subsequent Event

In September, 1994, the Plan's Sponsor, Infinity Broadcasting Corporation, registered 200,000 of its Class A Common Stock, par value $.002 per share to enable the Plan's participants to have the option to have their contributions invested in the Infinity Broadcasting Corporation Stock Fund.




                                                       Schedule 1
                                                       __________


               INFINITY BROADCASTING CORPORATION
                     EMPLOYEES' 401(k) PLAN

   Item 27a - Schedule of Assets Held for Investment Purposes

                        December 31, 1993



Identity of        Description of                        Current
party               investment                 Cost       value
_____               __________                 ____       _____

Fidelity           Money Market Fund       $ 733,058    733,058

Fidelity           Intermediate Bond Fund    384,715    399,326

Fidelity           Equity Income Fund      1,042,402  1,165,956

Fidelity           Magellan Fund           4,152,645  4,547,891

Metropolitan       Guaranteed Investment
                     Contracts               385,955    385,955

Participants       Participant loans         211,759    211,759
                                             _______    _______

                                           $6,910,534  7,443,945
                                            _________  _________


See accompanying independent auditors' report.
